Exhibit 99.1

IKANG ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR 2014 ENDED MARCH 31, 2015

BEIJING, June 8, 2015 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), the largest provider in China’s fast growing private preventive healthcare services market with a market share of 13.6% in terms of revenue in calendar year 2014, today announced its unaudited financial results for the fourth quarter and the fiscal year ended March 31, 2015 (the “fiscal fourth quarter of 2014” from January 1, 2015 to March 31, 2015, or the “Fiscal Year 2014,” from April 1, 2014 to March 31, 2015, respectively).

Fiscal Fourth Quarter Ended March 31, 2015 Financial Highlights

•                  Net revenues were US$42.4 million, an increase of 43.5% year-over-year

•                  Gross profit was US$8.0 million, an increase of 35.4% year-over-year

•                  Operating loss was US$13.0 million, an increase in the loss of 78.0% year-over-year

•                  Non-GAAP operating loss(1) was US$12.2 million, an increase in the loss of 90.8% year-over-year

•                  Non-GAAP EBITDA was loss of US$6.4 million, an increase in the loss of 122% year-over-year

•                  Net loss attributable to the Company was US$8.2 million, an increase in the loss of 44.6% year-over-year

•                  Non-GAAP net loss attributable to the Company(2) was US$7.3 million, an increase in the loss of 55.2% year-over-year

•                  Basic and diluted loss per ADS attributable to common shareholders were US$0.12 and US$0.12, respectively, as compared to US$0.53 and US$0.53, respectively, in the fiscal fourth quarter of 2013

•                  Non-GAAP basic and diluted loss per ADS(3) attributable to common shareholders were US$0.11 and US$0.11, respectively, as compared to US$0.45 and US$0.45, respectively, in the fiscal fourth quarter of 2013

Fiscal Year 2014 Ended March 31, 2015 Financial Highlights

•                  Net revenues were US$290.8 million, an increase of 43.7% year-over-year

•                  Gross profit was US$135.8 million, an increase of 41.6% year-over-year

•                  Operating income was US$41.0 million, an increase of 23% year-over-year

•                  Non-GAAP operating income(1) was US$50.2 million, an increase of 46.4% year-over-year

•                  Non-GAAP EBITDA was US$70.1 million, an increase of 55.6% year-over-year

•                  Net income attributable to the Company was US$27.1 million, an increase of 25.5% year-over-year

•                  Non-GAAP net income(2) was US$36.3 million, an increase of 60.9% year-over-year

•                  Basic and diluted earnings per ADS attributable to common shareholders were US$0.41 and US$0.40, respectively, as compared to US$(0.49) and US$(0.49), respectively, for the fiscal year ended March 31, 2014

•                  Non-GAAP basic and diluted earnings per ADS(3) attributable to common shareholders were US$0.54 and US$0.52, respectively, as compared to US$(0.41) and US$(0.41), respectively, for the fiscal year ended March 31, 2014

(1)         Non-GAAP operating income/(loss) is defined as income/(loss) from operations excluding share-based compensation expenses.  For more information on these non-GAAP financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

(2)         Non-GAAP net income/loss attributable to the Company is defined as net income/(loss) attributable to the Company excluding share-based compensation expenses.

(3)         Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income divided by weighted average number of basic and diluted ADS.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the results. “The fiscal fourth quarter of 2014 capped off a successful 2014 Fiscal Year for iKang, with robust growth across the board that sets us on a strong trajectory to continue into Fiscal 2015. For the Fiscal Year 2014, customer visits recorded a year-over-year increase of 33.5% to 3.6 million; net revenues exceeded the high end of our guidance range, increasing 43.7% annually, and Non-GAAP net income increased 60.9% as compared to Fiscal Year 2013. This has enabled us to consolidate our leading position in tier-1 cities and expand strategically into lucrative tier-2 and tier-3 cities in China. Including our most recent acquisition on May 27, 2015, we have increased our nationwide network to 70 medical centers in 18 cities as compared to 45 medical centers in 15 cities at the end of Fiscal Year 2013.

We have also been making substantial progress with initiatives over Fiscal Year 2014 to upgrade our services and diversify our offerings to further enhance scale and profitability. In addition to medical examination services for corporate accounts, we have continued success in cross-selling disease screening and dental services to existing clients.  In Fiscal Year 2014, we established 25 dental clinics either within or adjacent to our medical centers, and we also opened and operate three medical centers under the brand name “iKang Evergreen,” targeted at high-end clients, in Beijing, Nanjing and Guangzhou.  As a result, revenues from disease screening services increased 31.1% and revenues from other services increased 95.4% year-over-year.

Foreseeing the potential development of mobile healthcare services in China, a keystone strategic development for the future of iKang is to build up a health management service platform company with capabilities to offer multi-discipline healthcare services.  Our new mobile health initiative intends to lay foundations for Big Data-based health management services. In April 2015, we launched the iKang Personalized Medical Examination App to provide a more convenient and personalized medical examination services for individual and corporate customers. We also released the iKang Doctor Referral App, designed to provide a greater range of health management services using mobile internet technology to build up a platform that links up doctors’ appointments, doctors’ visits and follow-up services.”

Mr. Zhang concluded, “Our successful listing on the Nasdaq a year ago has offered us many phenomenal opportunities over the past year, and places us in an excellent position to capitalize on opportunities in Fiscal 2015. We believe that we are on course to build on our success next year with continued focus on integrating new medical centers, advancing our strategy through mobile technology initiatives, building infrastructure for the future of health management service platform, and delivering long-term and sustainable returns to our shareholders.”

FISCAL FOURTH QUARTER ENDED MARCH 31, 2015 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the fiscal fourth quarter were US$42.4million, representing a 43.5% increase from US$29.5 million in the same period in the last fiscal year. This was primarily due to an increase in the number of customer visits, an increase in the blended average selling price and the incremental revenue contribution from three major acquisitions in Shanghai and Hong Kong.  As of March 31, 2015, the number of self-owned medical centers totalled 58 compared to 45 as of March 31, 2014. In the quarter, the Company served approximately a total of 488,700 customer visits under both corporate and individual programs, representing an increase of 37.3% over the fourth fiscal quarter of 2013.

The table below sets forth a breakdown of net revenues:

(US$ million)	4th Fiscal Quarter Ended March 31, 2015	4th Fiscal Quarter Ended March 31, 2014	YoY % Change
Medical Examinations	32.7	22.8	43.2%
Disease Screening	3.2	2.3	36.8%
Other Services	6.5	4.4	49.0%
Total	42.4	29.5	43.5%

Medical Examinations: Net revenues for the quarter were US$32.7 million, representing a 43.2% increase from US$22.8 million in the same period in the last fiscal year. The strong performance was primarily due to a significant increase of 37.1% in the number of customer visits for medical examinations during the period and an increase of 4.1% in the blended average selling price.

Disease Screening: Net revenues for the quarter were US$3.2 million, representing a 36.8% increase from US$2.3 million in the same period in the last fiscal year. Disease screening services refer to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.

Other Services: Net revenues for the quarter were US$6.5 million, representing a 49.0% increase from US$4.4 million in the same period in the last fiscal year. The increase was mainly due to the revenue contribution from the acquired businesses in Shanghai and Hong Kong, which provides medical consultancy services, packaged medical services, and vaccination services, as well as our new business line of dental care services.

Cost of Revenues

Cost of revenues for the quarter was US$34.5 million, representing a 45.6% increase from US$23.7 million in the same period in the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the quarter was US$8.0 million, representing a 35.4% increase from US$5.9 million in the same period in the last fiscal year.  Gross margin for the quarter was lower at 18.8%, as compared to 19.9% in the fourth quarter of fiscal 2013.  As fiscal fourth quarter is normally a slow season with a lower number of customer visits, the increase in revenue in fiscal fourth quarter 2014 was not sufficient to help absorb the incremental costs relating to the addition of 13 new medical centers.

Operating Expenses

Total operating expenses for the quarter were US$21.0 million, representing a 59.1% increase from US$13.2 million in the same period in the last fiscal year.  The increase was mainly due to the increase in selling and marketing expenses as a result of the expansion of sales and marketing team.

Selling and marketing expenses

Sales and marketing expenses for the quarter were US$10.5 million, accounting for 24.6% of total net revenues as compared to 19.7% in the same period in the last fiscal year.  The increase was mainly due to the expansion of the sales and marketing team.

General and administrative expenses

General and administrative expenses for the quarter were US$10.0 million, accounting for 23.6% of total net revenues as compared to 23.8% in the same period in the last fiscal year.

Research and development expenses

Research and development expenses for the quarter were US$510,000, accounting for 1.2% of total net revenues as compared to 1.0% in the same period in the last fiscal year.

Income from Operations

Loss from operations for the quarter was US$13.0 million, representing a 78.0% increase in the loss from US$7.3 million in the same period in the last fiscal year.

Net Income

Net loss attributable to the Company for the quarter was US$8.2 million, representing an increase in the loss of 44.6% from a net loss of US$5.7 million for the same period in the last fiscal year.

Non-GAAP net loss for the quarter was US$7.3 million, representing an increase in the loss of 55.2% from US$4.7 million for the same period in fiscal 2013.

Basic and Diluted Earnings per ADS

Basic and diluted loss per ADS attributable to common shareholders were US$0.12 and US$0.12, respectively, compared to basic and diluted loss per ADS attributable to common shareholders of US$0.53 and US$0.53, respectively, in the same quarter of fiscal 2013.

Non-GAAP basic and diluted loss per ADS attributable to common shareholders were US$0.11 and US$0.11, respectively, compared to basic and diluted loss per ADS attributable to common shareholders of US$0.45 and US$0.45, respectively, in the same quarter of fiscal 2013.

FISCAL YEAR 2014 ENDED MARCH 31, 2015 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the fiscal year 2014 ended March 31, 2015 were US$290.8 million, representing a 43.7% increase from US$202.3 million in the last fiscal year. This was primarily due to an increase in the number of customer visits, further expansion of the medical center network and the incremental revenue contribution from three major acquisitions in Shanghai and Hong Kong. During this fiscal year, the Company served a total of 3.6 million customer visits under both corporate and individual programs, representing an increase of 33.5% over the fiscal year 2013 ended March 31, 2014.

The table below sets forth a breakdown of net revenues:

(US$ million)	Fiscal Year 2014 Ended March 31, 2015	Fiscal Year 2013 Ended March 31, 2014	YoY % Change
Medical Examinations	244.9	173.9	40.9%
Disease Screening	19.7	15.0	31.1%
Other Services	26.2	13.4	95.4%
Total	290.8	202.3	43.7%

Medical Examinations: Net revenues for the fiscal year were US$244.9 million, representing a 40.9% increase from US$173.9 million in the last fiscal year. The strong performance was primarily due to a significant increase of 33.7% in the number of customer visits for medical examinations during the fiscal year and an increase of 5.6% in the blended average selling price.

Disease Screening: Net revenues for the fiscal year were US$19.7 million, representing a 31.1% increase from US$15.0 million in the last fiscal year.

Other Services: Net revenues for the fiscal year were US$26.2 million, representing a 95.4% increase from US$13.4 million in the last fiscal year. The increase was mainly due to the revenue contribution from the acquired businesses in Shanghai and Hong Kong, which provides medical consultancy services, packaged medical services, and vaccination services, as well as our new business line of dental care services.

Cost of Revenues

Cost of revenues for the fiscal year was US$154.9 million, representing a 45.6% increase from US$106.4 million in the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the fiscal year was US$135.8 million, representing a 41.6% increase from US$95.9 million in the last fiscal year. Gross margin for the fiscal year was 46.7%, compared to 47.4% in the previous fiscal year. This was primarily due to the relatively low gross margins achieved by the newly operated centers in the fiscal 2014, as they were still in their ramp-up stage.

Operating Expenses

Total operating expenses for the period were US$94.8 million, representing a 51.6% increase from US$62.5 million in the last fiscal year. Excluding the US$9.2 million and US$930,000 share-based compensation expenses recorded in the fiscal year 2014 and 2013, respectively, total operating expenses would have increased by 39.0%, which represented 29.5% of total net revenues, an improvement as compared to 30.5% in the last fiscal year.

Selling and marketing expenses

Sales and marketing expenses for the fiscal year were US$41.1 million, accounting for 14.1% of total net revenues compared to 14.3% in the last fiscal year.

General and administrative expenses

General and administrative expenses for the fiscal year were US$52.3 million, accounting for 18.0% of total net revenues compared to 15.8% in the last fiscal year. The increase was mainly due to the share-based compensation expenses recorded during the period in fiscal 2014.

Research and development expenses

Research and development expenses for the period were US$1.4 million, accounting for 0.5% of total net revenues as compared to 0.8% in the last fiscal year.

Income from Operations

Income from operations for the fiscal year was US$41.0 million, an increase of 23.0% from US$33.4 million from the previous fiscal year. Operating margin was 14.1% compared to 16.5% in the last fiscal year. Excluding the US$9.2 million and US$930,000 share-based compensation expenses recorded in the fiscal year 2014 and 2013, respectively, income from operations would have been US$50.2 million, increased 46.4% from US$34.3 million in the last fiscal year. Operating margin would have been 17.3% compared to 17.0% in the previous fiscal year.

Net Income

Net income attributable to the Company was US$27.1 million, an increase of 25.5% from a net income of US$21.6 million in the last fiscal year. Net margin was 9.3% compared to 10.7% in the previous fiscal year.

Non-GAAP net income was US$36.3 million, an increase of 60.9% from US$22.5 million for fiscal 2013. Non-GAAP net margin was 12.5% compared to 11.1% in the last fiscal year.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to common shareholders were US$0.41 and US$0.40, respectively, in the fiscal year 2014, compared to basic and diluted earnings per ADS attributable to common shareholders of US$(0.49) and US$(0.49), respectively, in the same period of fiscal 2013.

Non-GAAP basic and diluted earnings per ADS attributable to common shareholders were US$0.54 and US$0.52, respectively, as compared to basic and diluted earnings per ADS attributable to common shareholders of US$(0.41) and US$(0.41), respectively, in the same period of fiscal 2013.

Cash and Working Capital

As of March 31, 2015, the Company’s cash and cash equivalents, restricted cash and term deposit totaled US$166.4 million, as compared to US$46.2 million as of March 31, 2014. This increase was mainly driven by the proceeds raised from the Company’s initial public offering in April 2014.

The net working capital was US$115.5 million as of March 31, 2015, with current assets of US$278.7 million and current liabilities of US$163.1 million, compared to net working capital of US$7.4 million as of March 31, 2014.

GUIDANCE FOR FISCAL YEAR 2015 ENDING MARCH 31, 2016

For the fiscal year 2015 ending March 31, 2016, the Company expects its net revenues to be between US$383 million and US$390 million, representing a year-on-year increase between 32% and 34%.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

iKang’s management will host a conference call at 8:00 am US Eastern Time (8:00 pm Beijing/Hong Kong Time) on June 9, 2015, to discuss its quarterly and fiscal year results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4001-200-539
Hong Kong:	800-905-927
United States:	1855-298-3404
International:	+65-6823-2299
Passcode:	6578582

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.ikang.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	4001-842-240
Hong Kong:	800-966-697
United States:	1866-846-0868
International:	+61-2-9641-7900
Replay Passcode:	6578582
Replay End Date:	June 16, 2015

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Reconciliation of non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP is set forth at the end of this release.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2015, the Company served a total of 3.6 million customer visits under both corporate and individual programs.

As of June 8, 2015, iKang’s nationwide network consisted of 70 self-owned medical centers covering 18 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha and Shenyang, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang.ir@fleishman.com

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	As of	As of
	March 31,	March 31,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$30,221	$97,336
Restricted cash	16,007	54,417
Term deposit	—	14,621
Accounts receivable, net of allowance for doubtful accounts of $4,330 and $8,055 as of March 31, 2014 and March 31, 2015, respectively	37,619	59,650
Inventories	1,693	2,661
Deferred tax assets-current	3,991	5,949
Prepaid expenses and other current assets	20,012	44,031
Amount due from a related party	1,287	—

Total current assets	$110,830	$278,665

Equity method investment	$6,220	$—
Restricted cash-non-current	2,153	—
Property and equipment, net	63,644	105,022
Acquired intangible assets, net	17,530	30,634
Goodwill	41,412	72,101
Cost method investment	129	129
Deferred tax assets-non-current	2,007	2,212
Rental deposit and other non-current assets	6,301	10,238

TOTAL ASSETS	$250,226	$499,001

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $14,599 and $19,530 of March 31, 2014 and March 31, 2015, respectively)	$16,965	$23,526
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $17,126 and $30,631 of March 31, 2014 and March 31, 2015, respectively)	24,275	36,790
Income tax payable (including income tax payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $5,299 and $6,254 of March 31, 2014 and March 31, 2015, respectively)	6,382	7,539
Amount due to a related party (including amount due to a related party of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $8,049 and nil of March 31, 2014 and March 31, 2015, respectively)	8,049	—
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $22,234 and $31,786 of March 31, 2014 and March 31, 2015, respectively)	29,523	38,457
Deferred government subsidy-current (including deferred government subsidy-current of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $47 and $63 of March 31, 2014 and March 31, 2015, respectively)	47	63
Short term borrowings (including short term borrowings of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $17,717 and $56,772 of March 31, 2014 and March 31, 2015, respectively)	18,201	56,772

Total current liabilities	$103,442	$163,147

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	As of	As of
	March 31,	March 31,
	2014	2015
Deferred government subsidy-non-current (including deferred government subsidy-non-current of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $63 and nil of March 31, 2014 and March 31, 2015, respectively)	$63	$—
Long term borrowing (including long term borrowing of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $1,865 and nil of March 31, 2014 and March 31, 2015, respectively)	1,865	—
Deferred tax liabilities-non-current (including deferred tax liabilities non-current of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $2,929 and $6,670 of March 31, 2014 and March 31, 2015, respectively)	3,478	7,506

TOTAL LIABILITIES	$108,848	$170,653

Mezzanine equity	$264,517	$—

Equity:
Total iKang Healthcare Group, Inc. shareholders’ (deficit)/equity	$(126,957)	$319,130
Non-controlling interests	$3,818	$9,218

TOTAL (DEFICIT)/EQUITY	$(123,139)	$328,348

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	$250,226	$499,001

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	Three-month periods		For the years
	ended March 31,		ended March 31,
	2014	2015	2014	2015

Net revenues	$29,542	$42,406	$202,304	$290,781
Cost of revenues	23,670	34,454	106,405	154,943

Gross profit	$5,872	$7,952	$95,899	$135,838

Operating expenses:
Selling and marketing expenses	$5,833	$10,453	$28,879	$41,059
General and administrative expenses	7,038	9,999	32,053	52,331
Research and development expenses	308	510	1,603	1,401

Total operating expenses	$13,179	$20,962	$62,535	$94,791

(Loss)/income from operations	$(7,307)	$(13,010)	$33,364	$41,047
(Loss)/gain from forward contracts	(173)	—	57	(8)
Interest expense	(293)	(562)	(1,331)	(2,466)
Interest income	39	163	93	699
Other income	—	—	—	883

(Loss)/income before income tax expenses and (loss)/gain from equity method investment	$(7,734)	$(13,409)	$32,183	$40,155
Income tax (benefits)/expenses	(1,920)	(4,860)	10,101	13,280
(Loss)/gain from equity method investment	(156)	—	(156)	521

Net (loss)/income	$(5,970)	$(8,549)	$21,926	$27,396
Less: Net (loss)/income attributable to non-controlling interests	(314)	(370)	319	283

Net (loss)/income attributable to iKang Healthcare Group, Inc.	$(5,656)	$(8,179)	$21,607	$27,113
Deemed dividend to preferred shareholders	—	—	20,436	100
Undistributed earnings allocated to preferred shareholders	862	—	7,310	201

Net (loss)/income attributable to common shareholders of iKang Healthcare Group, Inc.	$(6,518)	$(8,179)	$(6,139)	$26,812

Net (loss)/income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$(1.06)	$(0.24)	$(0.97)	$0.82
Diluted	$(1.06)	$(0.24)	$(0.97)	$0.79

Net (loss)/income per ADS (1 common share equals to 2 ADSs)
Basic	$(0.53)	$(0.12)	$(0.49)	$0.41
Diluted	$(0.53)	$(0.12)	$(0.49)	$0.40

Weighted average shares used in calculating net income per common share
Basic	6,169,674	34,361,539	6,340,005	32,884,357
Diluted	6,169,674	34,361,539	6,340,005	34,114,872

IKANG HEALTHCARE GROUP, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	Three-month periods		For the years
	ended March 31,		ended March 31,
	2014	2015	2014	2015

(Loss)/income from operations	$(7,307)	$(13,010)	$33,364	$41,047
Add:
Share-based compensation expenses	930	845	930	9,153

Non-GAAP operating (loss)/income	$(6,377)	$(12,165)	$34,294	$50,200

Net (loss)/income attributable to iKang Healthcare Group, Inc.	$(5,656)	$(8,179)	$21,607	$27,113
Add:
Share-based compensation expenses	930	845	930	9,153

Non-GAAP net (loss)/income	$(4,726)	$(7,334)	$22,537	$36,266

(Loss)/income from operations	$(7,307)	$(13,010)	$33,364	$41,047
Add:
Depreciation and amortization	3,500	5,779	10,759	19,912
Share-based compensation expenses	930	845	930	9,153

Non-GAAP EBITDA	$(2,877)	$(6,386)	$45,053	$70,112

Non-GAAP net income attributable to preferred shareholders of iKang Healthcare Group, Inc.	$862	$—	$27,746	$698

Non-GAAP net (loss)/income attributable to common shareholders of iKang Healthcare Group, Inc.	$(5,588)	$(7,334)	$(5,209)	$35,568

Non-GAAP net (loss)/income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$(0.91)	$(0.21)	$(0.82)	$1.08
Diluted	$(0.91)	$(0.21)	$(0.82)	$1.04

Non-GAAP net (loss)/income per ADS (1 common share equals to 2 ADSs)
Basic	$(0.45)	$(0.11)	$(0.41)	$0.54
Diluted	$(0.45)	$(0.11)	$(0.41)	$0.52